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[LETTERHEAD OF SIDLEY AUSTIN LLP]

July 16, 2009

Mr. Tom Kluck
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

  Re:
  PennyMac Mortgage Investment Trust
  Amendment No. 1 to the Registration Statement
  on Form S-11 (File No. 333-159460)

Dear Mr. Kluck:

        On behalf of PennyMac Mortgage Investment Trust, a Maryland real estate investment trust ("PennyMac" or the "Company"), we hereby electronically transmit pursuant to Regulation S-T Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-159460) (including exhibits thereto) of the Company (the "Registration Statement") for filing under the Securities Act of 1933, as amended (the "Securities Act"), which has been marked to indicate changes from Amendment No. 1 to the Registration Statement as filed with the Securities and Exchange Commission (the "Commission") on June 24, 2009.

        This letter responds to the comments of the staff of the Division of Corporation Finance received by letter, dated July 10, 2009, relating to the Registration Statement.

        We have discussed the staff's comments with representatives of the Company. Your numbered comments are set forth below in italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the "Prospectus").

General

1.
We note your response to prior comment 4, as well as your related disclosure. Please revise your prior performance tables to present the information in accordance with Tables I, II, and III of Guide 5. Please include separate tables for experience in raising and investing funds, compensation to sponsor, and operating results of prior programs. Please advise us of any line items in the tables of Guide 5 that you believe are not applicable.

        Response:    The prior performance tables relating to the two private fund vehicles (collectively, the "PennyMac funds") managed by PNMAC Capital Management, LLC ("PCM") contained in the Prospectus have been revised to present the information in accordance with Tables I, II and III (the "Guide 5 Tables") of Industry Guide 5 ("Guide 5") in response to the staff's comment. Specifically, beginning on page 105, the Company has included separate tables for "Experience in Raising and Investing Funds," "Compensation to Sponsor" and "Operating Results of Prior Programs."

        The Company appreciates the staff's comment, and has endeavored to conform the tables as closely as possible to the forms of the Guide 5 Tables. However, the Company notes that certain of the line items were omitted from the revised tables because they are not applicable to the PennyMac funds. With respect to certain other line items, the Company has either (i) replaced such line items with analogous line items from the GAAP financial statements of the PennyMac funds or (ii) slightly modified the titles of such line items as necessary to conform them to the line items in the PennyMac funds' GAAP financial statements or, as explained below, to appropriately reflect the operations conducted by the PennyMac funds. Set forth below are the line items that were omitted from, replaced with or modified in the Company's revised tables, and the reasons therefor. All other line items from the Guide 5 Tables were included in the revised tables.

Table I. Experience in Raising and Investing Funds

Guide 5 Line Item	Commentary
"Other (explain)"	Replaced—this sub-line item under "Acquisition costs" was replaced with the line item "Offering Costs" to specifically identify the other acquisition costs applicable to the PennyMac funds.
"Reserves"	Omitted—this line item was omitted because the PennyMac funds do not have any amounts reserved.
"Acquisition costs: Prepaid items and fees related to purchase of property Cash down payment Acquisition fees Other (explain)"
Omitted—these related line items were omitted because they are not applicable to the PennyMac funds. Such line items relate to the costs applicable to the acquisition of real property, and the PennyMac funds do not hold any real property. As noted above, their current portfolios are comprised of holdings of residential mortgage loans.
"Total acquisition cost"	Modified—the name of this line item was changed to "Total acquisition cost of loan investments" to appropriately reflect the operations conducted by the PennyMac funds.

Table II. Compensation to Sponsor

Guide 5 Line Item	Commentary
"Underwriting fees Acquisition fees —real estate commissions —advisory fees —other (identify and quantify) Other"	Omitted—these sub-line items under "Amount paid to sponsor from proceeds of offering" were omitted because they are not applicable to the PennyMac funds. As indicated in the footnote to the line item "Amount paid to sponsor from proceeds of offering", neither PCM nor its affiliates received any commissions with respect to amounts raised. Since the "Amount paid to sponsor from proceeds of offering" reflects that no such amounts were received, it was determined that these sub-line items were not applicable.
"Dollar amount of cash generated from operations before deducting payments to sponsor"
Modified—as indicated in the response to comment 8 below, this line item has been modified to read "Dollar amount of cash provided (used) by operations before deducting payments to sponsor" to utilize the terminology from the GAAP financial statements.
"Property management fees Partnership management fees Reimbursements Leasing commissions Other (identify and quantity)"
Replaced—these sub-line items under "Amount paid to sponsor from operations", which seem applicable generally to entities holding real property, were replaced with the following analogous line items in order to appropriately identify the amounts earned by PCM and its affiliates from the operations of the PennyMac funds and to provide information regarding costs that was requested in comment number 10 of Mr. Kluck's letter to the Company, dated June 19, 2009 (the "Prior Comment Letter"):
"Investment advisory fees Servicing expenses paid to affiliates Compliance costs Incentive fees"

Guide 5 Line Item	Commentary
"Dollar amount of property sales and refinancing before deducting payments to sponsor
    —cash
    —notes
Amount paid to sponsor from
    property sales and
    refinancing:
    Real estate commissions
    Incentive fees
Other (identify and quantify)"	Omitted—these related line items and sub-line items were omitted because they are not applicable to the PennyMac funds. Such line items relate to amounts received from real property sales and refinancing, and the PennyMac funds do not hold any real property. As noted above, their current portfolios are comprised of holdings of residential mortgage loans.

Table III. Operating Results of Prior Programs

"Gross Revenues Profit on sale of properties Less: Operating expenses Interest expense Depreciation Net Income—GAAP Basis Taxable Income —from operations —from gain on sale"	Replaced—these line items were replaced with the following analogous line items from the PennyMac funds' GAAP financial statements (except as noted below with regard to "All other expenses") in order to appropriately identify the operating results of the PennyMac funds:

"Statement of Operations
Investment income
Expenses:
    Investment advisory fees
    All other expenses
Total expenses
Net investment income
Net realized (loss) on investments
Net change in unrealized depreciation on investments
Distribution to preferred shareholders
Net decrease in members' capital resulting from operations"

The financial statements for the PennyMac funds do not include line items for "Interest Expense" or "Depreciation". The line item "All other expenses" listed above is a combination of all of the other expense line items contained in the GAAP financial statements of the PennyMac funds.
"Cash generated from operations"	Modified—the name of this line item was changed to "Cash provided (used) by operations" to conform it to the GAAP financial statements of the PennyMac funds.
"Cash generated from refinancing"	Omitted—this line item was omitted because it is not applicable to the PennyMac funds. The PennyMac funds do not hold any real property where cash-out refinancing would be more prevalent.

"Cash generated from operations, sales and refinancing"	Modified—the name of this line item was changed to "Cash provided (used) by operations and sales" to utilize the terminology from the GAAP financial statements of the PennyMac funds, to delete the reference to "refinancing", which is not applicable to the PennyMac funds, and to provide information on sales of loan investments.
"Cash generated (deficiency) after cash distributions"	Modified—the name of this line item was changed to "Cash deficiency after cash distributions" to appropriately reflect the operations conducted by the PennyMac funds.
"Less: Special items (not including sales and refinancing) (identify and quantify)"	Omitted—this line item was omitted because there are no "special items" applicable to the PennyMac funds.
"Cash generated (deficiency) after cash distributions and special items"
Omitted—this line item was omitted because, as there are no "special items" applicable to the PennyMac funds, the table already contains the line item "Cash deficiency after cash distributions", as noted above.
"Tax and Distribution Data Per $1000 Invested"
Modified—the name of this heading was changed to "Distribution Data Per $1,000 Invested"; the reference to "Tax" was removed because the PennyMac funds were established in 2008 and have not yet filed tax returns for their first year of operations.
"Federal Income Tax Results: Ordinary income (loss) —from operations —from recapture" Capital gain (loss)	Omitted—these related line items were omitted because, as noted above, the PennyMac funds have not yet filed tax returns.
"—Other"	Replaced—this sub-line item under "Source (on cash basis)" was replaced with "—Return of capital" to specifically identify the other source for cash distributions to investors on a cash basis.

Prospectus Summary

Our Organizational Structure, page 11

2.
In the chart, please disclose the control persons of Private National Mortgage Acceptance Company, LLC.

        Response:    The organizational chart on page 12 under "Prospectus Summary—Our Organizational Structure" has been revised to indicate the ownership of Private National Mortgage Acceptance Company, LLC.

Risk Factors

Publicity and media attention concerning litigation and investigations involving Countrywide ..., page 27

3.
We note your added disclosure. Please disclose whether these "two other former executives" are affiliated with you. If they are affiliated, please disclose the capacity in which they are affiliated.

        Response:    None of Countrywide's former chief executive officer or the two other former Countrywide executives referenced in the above-referenced risk factor is affiliated with the Company. The disclosure has been revised on page 28 to reflect this.

Business

Our Investment Strategy, page 92

4.
We note your response to prior comment 26 and your revised disclosure. Please disclose the sources of your investment opportunities in non U.S. government agency RMBS, other MBS and other assets.

        Response:    The requested disclosure has been added to page 96 to reflect the staff's comment.

Historical Performance, page 101

5.
In your narrative disclosure on page 101, please note any material differences between your objectives and/or strategies and the objectives and/or strategies of the PennyMac funds. For example, we note that the PennyMac funds use no leverage, whereas you plan to use substantial leverage.

        Response:    The Company notes that there are no material differences between its investment objectives and strategies and those of the PennyMac funds, including their policies concerning the use of leverage (although the Company notes that the PennyMac funds have not utilized leverage to date in their investments). However, unlike the Company, in acquiring assets, the two PennyMac funds do not need to consider the impact of such assets on an exclusion from registration under the Investment Company Act of 1940 or qualification as a real estate investment trust for U.S. federal income tax purposes. The referenced disclosure has been revised on page 104 to reflect this.

6.
We note your disclosure on page 101 that, "The PennyMac funds have substantially similar investment objectives and strategies as we do." Since your investment objectives are similar to these other programs, please revise the tables to identify each program and provide separately the information for each program.

        Response:    Reference is made to our communications with the staff on July 13, 2009 and July 14, 2009. As stated in those communications, for the reasons indicated below, the Company believes that the PennyMac funds are appropriately viewed as part of the same investment "program" for purposes of providing the information required by the Guide 5 tables. Specifically, the Company notes that the PennyMac funds were offered and structured in a manner similar to many limited life, private equity funds. Although part of a single investment program with identical investment objectives and strategies, the PennyMac funds were created as separate funds and structured to satisfy the needs of their respective investors, a format which is commonly referred to as "parallel" funds. The offerings of the PennyMac funds were launched at the same time, and they held their initial closings on the same date. All of the investments made to date by the PennyMac funds have been made "side-by-side," with investment opportunities being allocated between the funds based upon available capital, and it is contemplated that future investment opportunities will be shared in a similar manner. The investment periods and terms of existence of the PennyMac funds are the same. PCM acts as the manager of both funds and PennyMac Loan Services, LLC acts as servicer for the assets of both funds. The funds use the same vendors for custodian (U.S. Bank National Association) and mortgage loan custody (The Bank of New York Mellon).

7.
Please disclose whether any of the prior programs have experienced any major adverse business developments or conditions. If they have, please explain. See Item 8.A.2 of Guide 5.

        Response:    The performance of the PennyMac funds has been adversely affected by difficult market conditions due to significant dislocations in the financial markets (particularly in the fall of 2008) and a decline in value of residential mortgage assets. In addition, as a result of market conditions in late 2008 and early 2009, PCM, the manager of both of the funds, exercised a cautious approach in considering investment opportunities, which has resulted in a slower investment pace than initially anticipated. The relevant disclosure has been added on page 106 to reflect this.

8.
We note that you disclose "Income generated from operations" in Table I. Please revise to disclose the "Dollar amount of cash generated from operations before deducting payments" to PCM and Affiliates similar to the information required in Table II of Guide 5.

        Response:    The referenced line item has been added to Table II on page 106 to reflect the staff's comment. As noted in the response to comment 1 above, for purposes of utilizing the terminology from the GAAP financial statements, the Company has modified the line item to read "Dollar amount of cash provided (used) by operations before deducting payments to sponsor."

9.
We note your disclosure in footnote (1) to Table I that, "Both of these investment funds have the ability to raise additional capital commitments." Please clearly indicate whether the offering for each program has closed. If the offerings are closed, please include the disclosure required in Table I of Guide 5.

        Response:    The referenced disclosure has been clarified in footnote (2) to Table I on page 105 to indicate that the PennyMac funds have the ability to raise additional capital commitments, subject to market conditions, through December 31, 2009.

10.
In footnote 7 of Table I, please break out the amount of fees versus reimbursement costs.

        Response:    The referenced disclosure has been revised in footnote (3) to Table II on page 106 to remove the reference to "costs". The amount of compliance costs incurred by the PennyMac funds has been reported as a separate component of "Amount paid to sponsor from operations" in Table II.

Certain Relationships and Related Transactions, page 129

11.
For each transaction, please disclose the basis in which each person is a related person and disclose, as applicable, the related person's interest in the transaction. Refer to Item 404(a) of Regulation S-K.

        Response:    The referenced disclosure has been added as appropriate to the related-party transactions described under "Certain Relationships and Related Transactions" beginning on page 137 to reflect the staff's comment.

Item 36.    Financial Statements and Exhibits, page II-3

Exhibit 8.1

12.
We note from the fourth paragraph that counsel has assumed that the information presented in the Registration Statement "accurately and completely describes all material facts relevant to the Offering and [counsel's] opinion." Since counsel is providing an opinion to this end (that the Registration Statement includes "a fair and accurate summary of the material U.S. federal income tax consequences"), it is not appropriate to provide this as an assumption. Please revise.

        Response:    We will revise our opinion regarding tax matters to be filed as Exhibit 8.1 to the Registration Statement in response to the staff's comment, and will provide a revised draft of the opinion supplementally to the staff for its review prior to filing the opinion.

        In addition to the foregoing, we note that in our prior response letter to Mr. Kluck, dated June 24, 2009, the Company undertook to provide the staff supplementally with support for its estimate of the amount of residential mortgage loans from failed depository institutions held by the FDIC as of a recent date, in response to comment number 12 of the Prior Comment Letter. As a result, supplementally with this letter the Company has provided support for such estimate as of June 26, 2009. The referenced disclosure on page 3 under "Prospectus Summary—Current Market Opportunities" and elsewhere in the Prospectus where appropriate has been updated to reflect the change in date.

*            *            *            *             *

        We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein and enclosed herewith, are responsive to the staff's comments. Please direct any further communications relating to this filing to the undersigned at (212) 839-5374 or Edward J. Fine at (212) 839-5395.

Very truly yours,
/s/ J. Gerard Cummins
J. Gerard Cummins

Enclosure

cc:
Jonathan Wiggins, Securities and Exchange Commission
Dan Gordon, Securities and Exchange Commission
Angela McHale, Securities and Exchange Commission
Jeff Grogin, PennyMac Mortgage Investment Trust
Patrick S. Brown, Sullivan & Cromwell LLP

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  Item 36. Financial Statements and Exhibits, page II-3